

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2011

Mr. Marc N. Teal
Principal Financial Officer
American Affordable Housing II Limited Partnership
One Boston Place, Suite 2100
Boston, Massachusetts 02108

     **Re: American Affordable Housing II Limited Partnership
             Form 10-K for the year ended 3/31/2010
             Filed on 6/29/2010
             File No. 033-14852-01**

Dear Mr. Marc N. Teal:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                           Sincerely,

                           Daniel L. Gordon
                           Branch Chief